Exhibit 1.1

WISeKey Announces 9-Month 2022 Preliminary Results; Reports Revenue of $20.5 Million, a 69% Increase from the 9-Month 2021 Period

Q3 2022 Revenue of $7.9 Million Increased by 44% as Compared to Q3 2021

Backlog of $37 Million for IoT Semiconductors Products Stretches into 2023 and Pipeline of Opportunities Totals $100 Million

ZUG, Switzerland – October 6, 2022: Ad-Hoc announcements pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity and IoT company announced today its preliminary unaudited financial results for the 9-month period ended September 30, 2022 (all figures are unaudited and estimated due to the preliminary nature of the announcement).

Carlos Moreira, WISeKey’s Founder and CEO, noted, “This is the fourth consecutive quarter we are reporting a growth in revenue. Despite the complexity of navigating the post-Covid-related and macro-economic challenges, 2022 so far it has been a year of hope and optimism as a recovery on the supply chain semiconductors business has started to take shape. At WISeKey, we are incredibly proud of how our teams across the globe have managed to deliver on time and supported our customers despite the disruption in the semiconductors supply chain. Our IoT activities including the extension to Satellite IoT connectivity, Post Quantum Chips and NFT has also made it undeniably clear that a focused resilient operation like the one we have built at WISeKey, can emerge stronger and better from challenging times.”

Preliminary 9-Month Financial and Operational Highlights:

•	Q3 2022 revenue of ---$7.9 million increased by 44% as compared to same quarter of last year despite the sale of arago GmbH.

•	9-month 2022 revenue of $20.5 million, increased by 69% as compared to 9-month 2021 period.

•	A backlog of $37 million for IoT Semiconductors products stretching into 2024, and a pipeline of opportunities totaling $100 million.

•	Strong cash position of $20 million as of October 1, 2022, supports growth plan.

•	Divestiture of arago GmbH (“arago”) which came as a result of arago’s margins and total performance being below expectations, despite significant investment by WISeKey to streamline the business, reduced the cash burn by approximately 40%.

WISeKey’s strong financial position of $20 million cash allows the Company to support investments in new products, IP, and faster growing IoT/cybersecurity markets. Since the beginning of 2022, WISeKey has made significant investments in R&D and new microchips design, in order to maintain its leading-edge technology position and the competitive advantage of product offerings. Specifically, WISeKey is working on the following projects:

•	Commercialization of the WISeSat PocketQube Satellite: with 13 satellites now in orbit launched with SpaceX, WISeKey is offering this IoT satellite technology to its IoT clients in a SaaS model allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets. WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellite by ensuring the authenticity, confidentiality, and integrity of the devices and objects.

•	Development of a new range of Quantum Trust Services: WISeKey will take advantage of the latest developments in post-quantum encryption (PQE) and apply that technology in real-world applications of digital signatures and encryptions using PKI and digital certificates, such as secure communication channels (TLS), enhanced Key Exchanges and email security (S/MIME). These services are currently based on standards that can be improved to be resilient to quantum attacks and offer backwards compatibility with existing counterparts. WISeKey’s implementation of PQE is made around the concept of “hybrid signatures” which combine in a single X.509 certificate, a conventional signature with a second signature using a PQE algorithm. This approach ensures backwards compatibility and opens a new horizon of cybersecurity services.

•	Launching of “Root of Trust” based in PQE algorithms: promoted currently by the NIST as valid candidates, these algorithms will be the foundation of a new portfolio of Trust Services and secure several IoT projects on which WISeKey is already participating.

•	Development of post-quantum resistant algorithms: through its strategic R&D partnership with MINES Saint-Etienne Research Institute, WISeKey is active in key initiatives promoted by the French Agency for Cybersecurity (ANSSI), and by the National Cybersecurity Center of Excellence of the US NIST. WISeKey’s R&D group has been working with several NIST’s candidates for the MS600X Common Criteria products, such as Crystals-Kyber and Crystals-Dilithium, aiming to develop a complete post-quantum cryptography toolbox to be combined with new PKI-related Trust Services delivered by WISeKey. These post-quantum cryptography initiatives will play a key role in controlling vulnerability and other risks related to quantum computers technologies which when used by hackers can give them the ability to crack cryptography algorithms, corrupt cybersecurity and compromise the global economy, by undermining the security foundations of the current financial and governmental services. These initiatives have received tremendous support from many government entities around the world through the sponsoring of public/private R&D projects. The WISeKey contributions to the projects will be Trust Services for credentials and secure semiconductors to keep the credentials secure. Specifically, WISeKey will offer INeS Certificate Management Service (CMS) for issuing credentials and VaultIC secure semiconductors to provide tamperproof key storage and cryptographic acceleration.

•	Use of WISeID as a Universal Communications Identifier (UCID); through the implementation of several practical application such as UCID, a unique identifier for an IoT device on a network with blockchain, a distributed ledger shared with the nodes of a computer network to guarantee security, and Non-Fungible Tokens (NFTs), cryptographic assets on a blockchain that cannot be replicated, WISeKey ensures that the device itself is authenticated on a network that cannot be corrupted. This is a giant leap forward, and it is happening now, in the United States government.

•	Full deployment of the WISe.ART platform: WISe.ART’s unique competitive edge comes from its platform which is secured by WISeKey’s various security technologies enabling the authentication of digital identity based NFTs, physical objects as well as digital assets, in a safe end-to-end process. The WISe.ART platform offers users full control of their WISeID NFT, while other NFTs must request access to identity information, and WISeID NFTs users then can decide by themselves what level of information they wish to share. The NFT tokenization uses the WISeKey registered patent application “System and Method for Providing Persistent Authenticatable NFT” in the USA. With this method, NFTs have increased in value and will hold their value for a long-term. For more information visit: https://www.wisekey.com/press/wisekey-files-patent-application-for-persistent-and-authenticatable-nfts/. Almost 130 artists have already joined the WISe.ART NFT Marketplace with approximately 500 unique NFT products, adding a commercial NFT sales potential aggregate of $70 million worth of NFTs that increasingly see a future for tokens that upend the economics of content creation and influence on the internet.

About WISeKey:
WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.